QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

OSCA, Inc.

(Name of Issuer)
Class B Common

(Title of Class of Securities)
687836106**
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        **Please note that the CUSIP number relates only to the Class A Common Stock of the Issuer. The Class B Common Stock is of a separate class but is pari passu with the Class A Common Stock.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

1.	Names of Reporting Persons. Great Lakes Chemical Corporation I.R.S. Identification Nos. of above persons (entities only). 95-1765035

2.	Check the Appropriate Box if a Member of a Group Not applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 7,900,000 shares

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 7,900,000 shares

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,900,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9) 100%

12.	Type of Reporting Person CO

Item 1

(a)	Name of Issuer.
OSCA, Inc.

(b)	Address of Issuer's Principal Executive Offices.
156 Commission Boulevard Lafayette, LA 70508

Item 2

(a)	Name of Person Filing.
Great Lakes Chemical Corporation

(b)	Address of Principal Business Office, or, if none, Residence.
500 East 96th Street, Suite 500 Indianapolis, Indiana 46240

(c)	Citizenship.
The Reporting Person is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities.
Class B Common Stock, par value $.01 per share.

(e)	CUSIP Number.
687836106*

  *
  Please note that the CUSIP number relates only to the Class A Common Stock of the Issuer. The Class B Common Stock is of a separate class but is pari passu with the Class A Common Stock.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	/ /	Broker or dealer registered under Section 15 of the Act;
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act;
(c)	/ /	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	/ /	Investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	/ /	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        The following information is provided as of December 31, 2001.

(a)	Amount beneficially owned:
7,900,000 shares

(b)	Percent of class:

100%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:
7,900,000 shares

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:

7,900,000 shares

	(iv)	Shared power to dispose or to direct the disposition of:
0

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2002
GREAT LAKES CHEMICAL CORPORATION
/s/ MARK P. BULRISS By: Mark P. Bulriss Its: President and Chief Executive Officer

QuickLinks

SIGNATURE